August 4, 2005


Eric Rosenfeld
Managing Member
Crescendo Investments
10 East 53rd Street
35th Floor
New York, NY 10022

Re:  	Computer Horizons Corp.
	Preliminary Schedule 14A filed on July 22, 2005
	Filed by The Computer Horizons Full Value Committee
	File No. 0-07282

Dear Mr. Rosenfeld:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why one or more of our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. Each statement or assertion of opinion or belief made in your proxy statement and/or your additional soliciting material must be characterized as such and be supported by a reasonable basis that is self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. We cite the following non-exhaustive list of factual assertions that should be specifically supported or deleted:

* The Chimes business has "achieved critical mass" and that the business is "expected to become a principal growth engine" and is a "strong bottom line contributor;"

* That the Federal segment continues to derive "high margins;"

* Chimes is one of the "leaders" in the "burgeoning" VMS industry and it will be attractive because of the "operational leverage" it enjoys due to its "high fixed and low variable costs structure;"

* The "staffing industry, is a low-margin, commodity-like industry with few differentiating factors besides price," and its profitability is declining.

2. We note Arnaud Ajdler is listed as an attorney and agent shareholders would appoint to vote their shares. Please advise as to his relationship with the Full Value Committee.

3. We note disclosure in the Committee`s Form 13D filed on July
13, 2005 that each of the Reporting Persons may in the future take actions including "making proposals to the issuer concerning changes to the capitalization ownership structure, or operations of the Issuer..." Please advise, as of the date of the most recent amendment to your Proxy Statement, whether there are any current plans, proposals or arrangements with respect to any of the actions contemplated in the last paragraph of Item 4 of your
Schedule 13D.

4. On July 29, 2005 you filed a news article containing statements by an affiliate of the Full Value Committee. We note, however, that the article was published in the Daily Record on July 28, 2005, which was later than the date the material was first published. Please note the requirements for timely filings under Rule 14a-12(b).

5. The Daily Record article included in the additional soliciting materials filed July 29, 2005 indicates that John J. Cassese, former Computer Horizons chairman and chief executive, has previously offered his services in assembling a coalition to defeat the Analysts` merger. If Mr. Cassese and representatives of the Full Value Committee have discussed the Analysts transaction, advise us if there was any consideration given to naming
Mr. Cassese a participant in the solicitation.

Proxy Statement Cover Page

6. Please revise the disclosure in this section and throughout the document to disclose any updates to Computer Horizons` special meeting or record date.

7. Please revise to disclose the current status of your request that Computer Horizons call a special meeting, as disclosed in your amended Form 13D filed on July 27, 2005. Please also disclose the purpose of your request and describe it in material detail in this Proxy Statement.

8. Based on the most recent Form S-4/A filed by Computer Horizons with respect to the proposed acquisition of Analysts, it appears that the treasury shares referenced in your filing will neither be considered outstanding nor entitled to vote at the meeting. Please revise accordingly.

9. Please confirm that for matters for which the committee is aware a reasonable time before the solicitation is commenced, you will revise your proxy card and soliciting materials to address these matters.

10. Clarify that the number of shares owned and percentage ownership of the Committee disclosed on page 2 is provided as of the proposed mailing date and indicate whether the members of the Committee are entitled to vote all of the shares owned at the meeting. To the extent the shares beneficially owned and the number of shares entitled to be voted vary, provide appropriate disclosure.

Proposal No.1
Reasons to Vote Against the Proposed Merger, page 4

11. Please furnish copies of the Company`s announcements of its strategy to focus on the high-end solutions business. Explain the basis for your conclusion that Analysts` staffing business is "lower margin". Provide quantitative data so that investors can place this statement in context.

12. Since change of control waivers were obtained and filed with Computer Horizons` July 26, 2005, Form S-4/A, ensure that those arrangements with Analysts` executives are considered in generating the cost estimates you included. In addition, provide quantitative context for your statement that the merger transaction costs will significantly reduce the cash balance of Computer Horizons.

  We Believe There Are Potentially More Favorable Strategic
Opportunities... page 5

13. Disclose whether you have proposed that a specific investment banking firm be retained by Computer Horizons to explore strategic alternatives. Please describe any proposals to Computer Horizons in this respect, as well as the terms of any arrangement that is contemplated or proposed. Advise if any participant has engaged the service of an investment banking firm or similar financial analyst to explore any strategic alternatives or has any understanding to engage an analyst in the future. Describe the material terms of any agreements with any outside entity or person with regards to an alternative plan of financing or merger.

We Believe Computer Horizons is Paying Too Much For Analysts, page 5

14. Please expand your reference on page 6 to management`s views about the adequacy of the $5.00 per share price to indicate whether Crescendo is aware of any subsequent statements by management concerning management`s views about the adequacy or inadequacy of any specific price for Computer Horizons` common stock. Why does Crescendo believe that statements made 25 months ago are consistent with the minimum value of the shares today, management`s views concerning that value and Crescendo`s views concerning that value? Please put these references in an appropriate context by comparing the stock price currently to that in effect when the July 2003 statement occurred.

15. More thoroughly explain why Crescendo`s belief that Computer Horizons` shares are undervalued leads to a conclusion that it is "overpaying for Analysts." A determination as to the value of Analysts, relative to its stock price, as well as a comparison of the price/value relationships of the two companies appear necessary to reach the conclusion as to overpayment. Please also expand to more fully explain.

We Believe There Are Potentially More Favorable Strategic
Opportunities for Computer Horizons Than The Proposed Merger With
Analysts, page 8

16. Please revise this section to reflect any additional material or clarifications provided by the Computer Horizons` amended
Form S-4 filed on July 26, 2005.

17. We note disclosure that the Full Value Committee is "made of up of shareholders like you," and you have no interest "other than seeking the highest value of your shares." We further note that the Crescendo entities acquired its shares in Computer Horizons relatively recently and that the entities involved in this solicitation are large shareholders. Further, investors may be looking to seek the highest value for their shares at different times of their investing cycle. Please put your claims about your representative status in an appropriate context by noting these and any other significant differences with other shareholders.

Certain Information Regarding the Proposed Merger, page 12

18. We note disclosure in the section and throughout the document that the Analysts` holders will hold approximately 49% of the combined company and Computer Horizons will hold approximately
51%. We note that according to Computer Horizons` most recent S-4/A the percentages are 48% and 52%, accordingly please revise or advise.

Solicitation of Proxies, page 16

19. Your amendment should be completed to quantify the estimates of the costs of the solicitation and number of solicitors it estimates employing. See Item 4(a)(3) of Schedule 14A. In particular, please note that in addition to the estimate of the total anticipated costs, you should provide the total expenditures to the mailing date for the solicitation.

20. You disclose that the Committee has entered into an agreement with MacKenzie Partners for solicitation and advisory services.
Please disclose all of the material features of your arrangement or otherwise advise. See Item 4(a)(3) of Regulation 14A.

21. We note that proxies may be solicited by "mail, facsimile, telephone, in person and by advertisements." We remind you to file, on the date of first use, all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, telephone, television or radio, must be filed under the cover of Schedule 14A. Please confirm your understanding.

Other Participant Information, page 16

22. We note disclosure on page 17 that "except as set forth in this Proxy Statement no participant in this solicitation has a substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted on at the Special Meeting." Please revise to provide in this section a consolidated discussion of all interests pursuant to Item 5(a) of Schedule 14A or confirm that the proxy contains all of the information with respect to participants in the solicitation as required by this item requirement.

23. In the first full paragraph on page 17 you refer to the Committee`s purpose of calling a special meeting to remove the board of Computer Horizons and to replace those board members.
In an appropriately captioned section of the proxy materials, please provide current information about the Committee`s demand of a special meeting, the company`s response, if any, and related developments concerning the proposal to remove and replace the directors of Computer Horizons.

Schedule I

24. We note that while you have included beneficial ownership information taken from Computer Horizons` proxy statement of April 12, 2005 we expect that the proxy materials of Computer Horizon will contain information responsive to Item 403 of Regulation S-K as of a more current date. Please ensure that beneficial ownership information you provide is as of the most recent practicable date. In this respect, changes in share ownership by the Committee that have not yet been reflected in a 13D and included in Computer Horizons` disclosure document should be provided in your proxy materials.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each participant acknowledging that:

* the participant is responsible for the adequacy and accuracy of the dsclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      As appropriate, please amend your preliminary Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your Responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact Jeffrey Werbitt at (202) 551-3456, me, at (202) 551-3266,
Mark Shuman, Branch Chief-Legal at, (202) 551-3462 or in his absence Barbara C. Jacobs, Assistant Director at, (202) 551-3730.

						Nicholas P. Panos



					      Special Counsel
						Office of Mergers &
						Acquisitions


cc:	Steve Wolosky, Esq
	Olshan Grundman Frome Rosenzweig & Wolosky LLP
	Park Avenue Tower
	65 East 55th Street
	New York, NY 10022
	Telephone: (212) 451-2300
	Facsimile:  (212) 451-2222